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LOAN ENDORSEMENT
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This  Endorsement  is  attached  to and made a part of this  Contract  as of the
Contract Date, or if later, the date shown below. Terms not defined in this Endorsement have the meaning given to them in the Contract.

GENERAL

Prior to the date annuity payments are to begin, Security Benefit Life Insurance Company ("SBL") shall lend an amount applied for by the Owner subject to the limitations, interest rates and repayment procedures set forth herein and in the loan agreement between SBL and the Owner. Any loan applied for must be for a minimum of $1,000. Only two loans per calendar year are permitted, and SBL may limit to one the number of loans outstanding at any time. All loans must be repaid before annuity payments may begin. Except for loans that qualify under the Internal Revenue Code of 1986, as amended (the "Code"), for a longer repayment period, as determined by SBL, all loans must be repaid within five years of approval. All loan repayments must be scheduled to be made in equal amounts on the same day of each month or quarter. For monthly repayments, the first scheduled repayment shall be not less than 30 days following the date of approval of the loan application by SBL. For quarterly repayments, the first scheduled repayment shall be not less than 90 days following the date of approval of the loan application by SBL. Before a loan is made, the Owner must submit a written loan application and agreement to SBL. SBL may postpone final approval or disapproval of a loan for up to six months after the application for the loan is received.

TAX CONSEQUENCES

SBL makes no representations or guarantees as to the tax consequences of a loan to the Owner. The Owner should consult his or her tax counsel for specific advice.

MAXIMUM LOAN AMOUNT

The maximum amount of all loans on all contracts combined is generally equal to the lesser of:

   (1)  $50,000 reduced by the excess of:

        (a) the highest outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over

        (b)  the outstanding loan balance on the date the loan is made; or

   (2)  50% of your Contract Value or $10,000, whichever is greater.

For loans issued under plans that are subject to ERISA, the maximum loan amount is the lesser of:

   (1)  $50,000 reduced by the excess of:

        (a) the highest outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over

        (b)  the outstanding loan balance on the date the loan is made; or

   (2)  50% of your Contract Value.

For any loan that refinances and replaces an existing loan and does not extend the final payment date of the loan being replaced, the outstanding balance of the loan being replaced will not be considered in determining the maximum loan amount for the replacement loan. In any case, the maximum loan balance outstanding at any time may not exceed 80% of Contract Value.

LOAN ACCOUNT AND INTEREST EARNED THEREON

When a loan is approved, SBL will transfer an amount equal to the loan amount to the Loan Account. The Loan Account is an account within the Fixed Account/General Account. Amounts allocated to the Loan Account earn interest at the minimum Guaranteed Rate.

LOAN INTEREST RATE

The Owner must pay interest on the outstanding loan balance. Interest shall accrue on the loan balance from the effective date of any loan. The loan interest rate shall be as declared from time to time by SBL. If a loan payment is not made when due, interest will continue to accrue.

LOAN PAYMENTS

Each loan payment must be labeled as such. If not labeled as a loan payment, amounts received by SBL will be treated as Purchase Payments. Each loan payment will reduce the Loan Account by the amount the payment reduces the outstanding loan balance. Amounts that are no longer needed in the Loan Account will be transferred to the Accounts in accordance with current allocation instructions for Purchase Payments. The Owner may repay the loan in full at any time, in which event the Loan Account will be reduced to $0.

FAILURE TO MAKE LOAN PAYMENTS

If any required loan payment is not made by the end of the calendar quarter following the calendar quarter in which the missed payment was due, the TOTAL OUTSTANDING LOAN BALANCE will be deemed to be in default. The total outstanding loan balance, which includes accrued interest, will be reported to the Internal Revenue Service ("IRS") on form 1099-R for the year in which the default occurred. Once a loan has defaulted, regularly scheduled loan payments will not be accepted by SBL. The principal plus accrued interest may, however, be paid in full at any time. Notwithstanding any other provision of the Contract or this Endorsement to the contrary, no new loans will be allowed when there is a loan in default.

Interest will continue to accrue on a loan in default. Contract Value equal to the amount of the accrued interest will be transferred to the Loan Account. If a loan continues to be in default, when you attain age 59 1/2, the total outstanding loan balance, which includes accrued interest, will be deducted from your Contract Value. The Contract will terminate automatically if the outstanding loan balance of a loan in default equals or exceeds the Withdrawal Value. Contract Value will be used to repay the loan and any applicable withdrawal charges.

WITHDRAWALS, DEATH BENEFITS AND CERTAIN RIDERS

If the Contract is surrendered or a death benefit becomes payable, the amount otherwise payable to the Owner will be reduced by the amount of the outstanding loan balance. In addition, no partial withdrawal request will be permitted which would result in the withdrawal of Contract Value from the Loan Account. If a Guaranteed Growth Death Benefit Rider or Guaranteed Minimum Income Benefit Rider is in effect, amounts allocated to the Loan Account will earn the minimum Guaranteed Rate for the purpose of calculating the benefit under any such Rider. Until the loan is repaid, SBL reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer permitted in the Code.

SECURITY BENEFIT LIFE INSURANCE COMPANY

ROGER K. VIOLA

Roger K. Viola
Secretary


Endorsement Date
(If Other Than Contract Date)

V6066 (10-00)